EXHIBIT 99.1

                                  RISK FACTORS

PARKERVISION HAS A HISTORY OF LOSSES, AND ITS OPERATING LOSSES ARE EXPECTED TO CONTINUE ON A COMPANY WIDE BASIS.

     ParkerVision has had losses in each year since its inception in 1989. There can be no assurance that revenues from the current PVTV(TM) or camera system products, D2D(TM) technology or products and technologies BEiNG developed will produce revenues that will cover operational expenses or result in net profits.

PARKERVISION MAY REQUIRE ADDITIONAL CAPITAL TO FUND ITS OPERATIONS.

     Because ParkerVision has had net losses and has not generated positive cash flow from operations, it has funded its operating losses to date from the sale of equity securities. In addition, the Company's business plan for 2002 and thereafter requires significant expenditures. Although ParkerVision has working capital sufficient for at least the next twelve months, it may require additional capital in the future for research and development, manufacturing and continued operating losses. Financing, if any, may be in the form of loans or additional sales of equity securities. A loan or the sale of preferred stock may result in the imposition of operational limitations and other covenants and payment obligations, any of which may be burdensome to ParkerVision. The sale of equity securities will result in dilution to the current stockholders' ownership of ParkerVision. ParkerVision does not have any plans or arrangements for additional financing at this time.

MICROELECTRONIC HARDWARE AND SOFTWARE IS SUBJECT TO RAPID TECHNOLOGICAL CHANGES THAT REQUIRE PARKERVISION TO DEVELOP AND MARKET ENHANCEMENTS TO CURRENT PRODUCTS AND DEVELOP NEW PRODUCTS.

     Because of the rapid technological development that regularly occurs in the microelectronics industry, ParkerVision must continually devote substantial resources to developing and improving its technology and introducing new product offerings and creating new products. This is necessary to establish and increase market share and grow revenues. If another company offers better products or ParkerVision development lags, a competitive position or market window opportunity may be lost, and therefore the revenues or the potential of revenues of ParkerVision may be adversely affected.

PARKERVISION EXPENDS SIGNIFICANT RESOURCES FOR RESEARCH AND DEVELOPMENT OF NEW PRODUCTS AND TECHNOLOGY THAT ULTIMATELY MAY NOT BE COMMERCIALLY ACCEPTED.

     ParkerVision devotes substantial resources to research and development. There can be no assurance that the results of the research and the product development will produce commercially viable technologies and products. If new technologies and products are not commercially accepted, the funds expended will not be recoverable, and ParkerVision's competitive and financial position may be adversely affected.

PARKERVISION NEEDS TO ACHIEVE MARKET ACCEPTANCE OF ITS D2D TECHNOLOGY.

     The ParkerVision wireless technology represents a significant change in the architecture of wireless radio-frequency communications. To achieve market acceptance, the Company will need to demonstrate the benefits of its technology over more traditional solutions through the development of application solutions and aggressive marketing to wireless products companies. In many respects, because the D2D technology is such a radically different approach in its industry, it is very difficult for ParkerVision to predict the final economic benefits to users of the technology and the financial rewards that ParkerVision might expect. If the D2D technology is not established in the market place as an improvement over current, traditional solutions in wireless communications, our business and financial condition will be adversely affected.

IF PARKERVISION'S PATENTS DO NOT PROVIDE THE ANTICIPATED MARKET PROTECTIONS, ITS COMPETITIVE POSITION WILL BE ADVERSELY AFFECTED.

     ParkerVision has a large number of patents and patent applications relating to its microelectronic technologies. ParkerVision relies on these to provide competitive advantage and protect it from theft of its intellectual property. ParkerVision believes that many of these patents are for entirely new technologies. If the patents are not issued or issued patents are later shown not to be as broad as currently believed or otherwise challenged such that some or all of the protection is lost, ParkerVision will suffer adverse effects from the loss of competitive advantage and its ability to offer unique products and technologies. Concomitantly, there would be an adverse impact on its financial condition and business prospects.

PARKERVISION WIRELESS COMMUNICATIONS USE RADIO FREQUENCY TECHNOLOGY SUBJECT TO REGULATION BY THE FEDERAL COMMUNICATIONS COMMISSION.

     ParkerVision must obtain approvals from the United States Federal Communications Commission for the regulatory compliance of its products. ParkerVision may also have to obtain approvals from equivalent foreign government agencies where its products are sold internationally. The inability to obtain any required approvals, or a change in current regulation that impacts issued approvals or the approval process, may have an adverse impact on the ability of ParkerVision to market its products and on the business prospects of ParkerVision.

THE PVTV AND CAMERA SYSTEM PRODUCTS COMPETE WITH OTHER PRODUCTS.

     The videoconferencing and broadcast studio production industries are highly competitive. There are many other companies that offer products that singly or in combination can compete directly or indirectly with those of ParkerVision. ParkerVision, however, believes that no one competing product offers the range of options and capabilities of the PVTV and Parkervision camera system products in the tasks for which these products have been designed. The principal competitors include Sony Corporation, Panasonic Corporation and Grass Valley Group. Each of these companies are well established, have substantially greater financial and other resources and have established reputations or success in the development, sale and service of products. They also have significant advertising budgets that permit them to implement extensive advertising and promotional campaigns in response to competitors. If these or other companies improve or change their products or launch significant marketing efforts in the market segments in which ParkerVision operates, ParkerVision may lose market share and revenue opportunities.

PARKERVISION EXPECTS COMPETITION IN CONNECTION WITH ITS DIRECT2DATA TECHNOLOGY.

     Although the D2D technology of ParkerVision is believed to be a significant technological advancement, it will face competition from older technological solutions until the ParkerVision products are more widely acknowledged and utilized. This technology may also face competition from other technological advances which are under development and have not yet emerged.

PARKERVISION OBTAINS CRITICAL COMPONENTS AND MANUFACTURING SERVICES FOR ITS PRODUCTS FROM VARIOUS SUPPLIERS WHICH PUTS PARKERVISION AT RISK IF THEY DO NOT FULFILL THE PARKERVISION NEEDS OR INCREASE PRICES THAT CANNOT BE PASSED ON.

     Both the video product and wireless divisions of ParkerVision obtain critical components from various suppliers and manufacturers. Some of these are single sources. Because ParkerVision depends on outside sources for supplies and manufacturing of various parts of its products, ParkerVision is at risk that it may no obtain these components on a timely basis, or at all due to lack of capacity, parts shortages in the overall marketplace and other fulfillment obligations of these sources, among other things. If ParkerVision is unable to obtain its components from the current sources, its business would be disrupted, and it might have to expend some of its resources to modify its products. In addition, ParkerVision is at risk for increases in prices imposed by these sources over which ParkerVision has no control. Any inability of ParkerVision to obtain components or absorb price increases may have an adverse effect on its own ability to fulfill orders and on its financial condition.

PARKERVISION IS DEPENDENT ON ACCEPTANCE OF ITS PVTV PRODUCTS IN HIGH PROFILE MARKETS. IF PVTV PRODUCTS DO NOT SUCCEED IN THESE MARKETS, PARKERVISION'S REVENUES WILL BE SIGNIFICANTLY AFFECTED.

     The PVTV products have been marketed to a limited number of high profile potential users. If the products do not meet the expected requirements of these customers or the market in general, ParkerVision may lose product acceptance and market share in these and other comparable markets. The loss of these customers and markets would diminish future marketing opportunities and presence in the broadcast market segment in which it seeks to be a presence and adversely effect future revenue development.

PARKERVISION BELIEVES THAT IT WILL RELY IN THE NEAR FUTURE ON KEY BUSINESS RELATIONSHIPS FOR THE SUCCESSFUL COMMERCIALIZATION OF ITS D2D TECHNOLOGY, WHICH IF LOST, WILL HAVE AN ADVERSE IMPACT ON ACHIEVING MARKET AWARENESS AND ACCEPTANCE AND LOSS OF BUSINESS OPPORTUNITY.

     To achieve market awareness and acceptance of its D2D technology, as part of its business strategy, ParkerVision will enter into a variety of business relationships with other companies which will incorporate the D2D technology into their products. Therefore,

ParkerVision's successful commercialization of the D2D technology will depend on its ability to meet its obligations under the contracts in respect of its D2D technology and related development requirements and the other parties using the D2D technology as agreed. The failure of the business relationships will limit the commercialization of the ParkerVision D2D technology which will have an adverse impact on the business development of the company and its ability to generate revenues and recover development expenses.

PARKERVISION HAS LIMITED EXPERIENCE IN THE COMMERCIAL DESIGN AND MANUFACTURE OF ELECTRONIC CHIPS WHICH MAY RESULT IN PRODUCTION INADEQUACIES, DELAYS AND REJECTION.

     As ParkerVision begins to commercialize its D2D technology, it plans to manufacture some of the electronic chips that employ its proprietary designs for supply to end users. ParkerVision has limited experience in the commercial design and the manufacture of these kinds of electronic chips. If there are design flaws or manufacturing errors resulting from the inexperience, there may be resulting delays or loss of customer acceptance of the electronic chips. Either of these may be a breach of supply agreements or may cause a loss of customer willingness to use ParkerVision products. These may result in loss of commercialization opportunities as well as revenues and cause additional, unanticipated expenses with adverse financial effect.

PARKERVISION IS HIGHLY DEPENDENT ON MR. JEFFERY PARKER AS ITS CHIEF EXECUTIVE OFFICER.

     Because of Mr. Parker's position in the company and the respect he has garnered in the industries in which ParkerVision operates and from the investment community, the loss of the services of Mr. Parker could be seen as an impediment to the execution of the ParkerVision business plan. If Mr. Parker were no longer available to the company, investors may experience an adverse impact on their investment.

PARKERVISION IS DEPENDENT ON HIRING HIGHLY SKILLED EMPLOYEES.

     The business of ParkerVision is very specialized in the areas of automated broadcast and production systems and video camera control systems and wireless direct conversion technology. Because these areas of business are extremely specialized, ParkerVision is dependent on having skilled and specialized employees to conduct its research and development activities, manufacturing, marketing and support. The inability to obtain these kinds of persons will have an adverse impact on its business development and may prevent ParkerVision successfully implementing its current plans.

PARKERVISION FACES INTENSE COMPETITION IN ITS HIRING PROGRAM FOR THE KINDS OF EMPLOYEES IT REQUIRES.

     Because ParkerVision needs highly skilled employees and persons with very specialized experience, there tends to be relatively few persons available that meet its requirements. Generally, ParkerVision has experienced a small pool of persons in the labor markets in which it must seek its employees. Therefore, when hiring, ParkerVision encounters intense competition from other telecommunications, electronics and technically orientated companies. To meet this competition ParkerVision often is required to fashion superior compensation packages and to develop a working environment conducive to attracting the kinds of person the company needs. It also has to pay recruiting fees. ParkerVision may experience an inability to obtain the services of required personnel and a high cost of labor in some areas. The former may prevent ParkerVision from implementing its business plan as intended and the latter may result in additional expense in its operations which may not be recoverable. One or the other or both may place ParkerVision at an overall disadvantage comparative to other companies.

THE OUTSTANDING OPTIONS AND WARRANTS MAY EFFECT THE MARKET PRICE AND LIQUIDITY OF THE COMMON STOCK.

     ParkerVision has outstanding options, warrants and purchase options to purchase 7,630,101 shares of its common stock at September 30, 2002. This represents about 55% of the common stock outstanding on a fully diluted basis. Approximately 98% of these securities have exercise prices at less than the current market price of the common stock. All of the underlying common stock of these securities is or will be registered for sale by ParkerVision to the option holder or for public sale by the security holder. The amount of common stock available for the sales may have an adverse impact on ParkerVision's ability to raise capital in the public market and may affect the price and liquidity of the common stock in the public market. In addition, the issuance of these shares of common stock will have a dilutive effect on the current stockholders' ownership of ParkerVision.

THE MARKET OF THE PARKERVISION COMMON STOCK HAS FLUCTUATED SIGNIFICANTLY, SOMETIMES IN A MANNER UNRELATED TO ITS PERFORMANCE.

     The market price of the common stock has fluctuated widely in response to various factors and events. These include:

o the number of shares of common stock being sold and purchased in the marketplace,
o    variations in operating results,
o rumors of significant events which can circulate quickly in the marketplace, particularly over the internet, and
o the difference between actual results and the results expected by investors and analysts.

Since the common stock has been publicly traded, its market price has fluctuated over a wide range and ParkerVision expects it to continue to do so in the future. In addition, the stock market had experienced broad price and volume fluctuations in recent years that have often been unrelated to the operating performance of companies. These broad market fluctuations also may adversely affect the market price of the common stock.

PROVISIONS IN THE CERTIFICATE OF THE INCORPORATION AND BY-LAWS COULD HAVE AFFECTS THAT CONFLICT WITH THE INTEREST OF STOCKHOLDERS.

     Some provisions in the certificate of incorporation and by-laws of ParkerVision could make it more difficult for a third party to acquire control. For example, the board of directors has the ability to issue preferred stock without stockholder approval and there are pre-notification provisions for director nominations and submissions of proposals from stockholders to a vote by all the stockholders under the by-laws. Florida law also has anti-takeover provisions.